CELSUS THERAPEUTICS STRENGTHENS BOARD OF DIRECTORS WITH ADDITION OF PHARMA/BIOTECH INDUSTRY VETERAN FREDRIC PRICE

NEW YORK, NY AND LONDON, UK – April 30, 2013 – Celsus Therapeutics (OTCQB: MRRBY), an emerging growth, development-stage biotech company, announced the addition of Pharma/Biotech industry veteran Fredric Price to the Company’s Board of Directors.

“We are pleased to have Fred join our board of directors,” said Gur Roshwalb, Chief Executive Officer of Celsus Therapeutics. “He brings many years of biopharmaceutical leadership and experience to the board and his expertise will be invaluable as we advance our first-in-class synthetic non-steroidal multi-functional anti-inflammatory drug candidates through the clinic and seek strategic alliances.”

“I am pleased to join the Celsus Board at this important time”, said Mr. Price. “There remains a great unmet need for safe anti-inflammatory therapies and I believe there is an opportunity for Celsus to develop a novel class of therapeutic agents that can have an impact on a range of medical conditions. I look forward to assisting in the Company’s advancement.”

Mr. Price is Executive Chairman of the Board of Directors of Chiasma, having served as its Chairman and CEO from 2008 to 2013, stepping down as CEO a month ago after completing a strategic collaboration for its Phase 3 oral drug candidate in acromegaly with Roche. Previously, he was Executive Chairman of the Board of Directors of Omrix Biopharmaceuticals (2004-2008) a member of the Board of Directors of Enobia Pharma (2006-2012), a member of the Board of Directors of Pharmasset (2007-2010), Executive Chairman of the Board of Directors of Peptimmune (2007-2011), Chairman of the Board of Directors and CEO of BioMarin Pharmaceutical (2000-2004) and CEO and a member of the Board of Directors of Applied Microbiology (1994-2000). Mr. Price is also currently serving as Chairman of the Board of BioBlast and a member of the Advisory Board of FDNA.

His earlier experience includes having been Vice President of Finance and Administration and CFO of Regeneron Pharmaceuticals (1991-1994), the founder of the strategy consulting firm RxFDP (1986-1991), and Vice President of Pfizer Pharmaceuticals with both line and staff responsibilities (1973-1986). He received a BA from Dartmouth College and an MBA from the Wharton School of the University of Pennsylvania.

About Celsus Therapeutics Plc.

Celsus Therapeutics is an emerging clinical stage company focused on the development of a new class of non-steroidal, synthetic anti-inflammatory drugs termed Multi-Functional Anti-Inflammatory Drugs or MFAIDs. Celsus’s MFAIDs represent a new therapeutic platform for the treatment of a broad array of inflammatory diseases, such as allergies and autoimmune diseases. Presently, the Company has two lead drug candidates in its clinical pipeline, MRX-6, a topical cream for contact dermatitis and MRX-4, a nasal spray for treating allergic rhinitis (hay fever). Other potential treatments in preclinical development include OPX-1 for ocular inflammation, CFX-1 for cystic fibrosis, and MRX-5 for inflammatory bowel disease.

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Company Contact	Investor Relations
Celsus Therapeutics Plc.	LifeSci Advisors, LLLC
Gur Roshwalb, MD	Michael Rice
Chief Executive Officer	mrice@lifesciadvisors.com
gr@celsustx.com	646-597-6979